Exhibit 99.1

ParaZero Received First Order for its Advanced Counter Unmanned Aerial Vehicles Solution from Global Leading Tier-1 Defense Company

TEL AVIV, Israel, Sept. 13, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company specializing in drone safety systems for defense and commercial drones and for urban air mobility aircraft, today announced it has received its first order for its innovative Counter Unmanned Aerial Systems solution from a global leading Tier-1 defense customer. This marks a significant milestone in ParaZero’s expansion into the defense market, and specifically in the counter-unmanned aerial systems market, leveraging the company’s cutting-edge technology to address emerging security challenges in various industries.

ParaZero announced earlier this year its intention to enter the counter unmanned aircraft system (C-UAS or anti-drone) market, by developing dedicated solutions based on its advanced technology and patents. The C-UAS solution utilizes ParaZero’s unique proprietary technology, offering an advanced platform for mitigating potential threats posed by rogue or hostile drones. By providing a robust, multi-layered system for drone detection and neutralization, ParaZero continues to push the boundaries of safety and security in the rapidly growing drone sector.

In recent years, drones have become a major challenge to both military and non-military entities. Recent world events and wars, including the war in Ukraine and throughout the Middle East have shown how small drones can cause significant damage and risk to militaries. The market for C-UAS is expected to reach $5.2B by 2028 according to a MarketandMarkets report. Drones are becoming increasingly sophisticated and capable, as well as cheap and easy to operate.

“We are thrilled to have secured our first order from a Tier-1 leading defense customer for our C-UAS solution,” said Boaz Shetzer, CEO of ParaZero. “We identified the needs in this sector and its potential and accelerated our efforts in order to enter this market as fast as we can. This unique solution is based on our proprietary technology that is already implemented in countless of our solutions in the drone market. The current order reflects our ability to successfully execute our plans to answer the growing demand for effective counter-drone solutions to safeguard critical infrastructure, public spaces and sensitive operations. Our technology provides a reliable and scalable defense system against the evolving threats posed by unauthorized UAVs.”

The C-UAS platform is designed to integrate seamlessly into existing security systems, offering a high level of customization and scalability for a wide range of applications, including military, law enforcement and commercial operations. The system’s ability to neutralize threats, while ensuring minimal disruption to surrounding environments, makes it an ideal solution for critical and high-stakes operations.

ParaZero’s entry into the C-UAS market represents the company’s commitment to expanding its portfolio of drone-related safety and security technologies, while also addressing global demand for innovative solutions to counter the rising number of drone incursions.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is an aerospace company focused on drone safety systems for defense and commercial drones and urban air mobility aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses the expected growth of the C-UAS market, its ability to successfully execute our plans to answer the growing demand for effective counter-drone solutions to safeguard critical infrastructure, public spaces and sensitive operations and how its technology provides a reliable and scalable defense system against the evolving threats posed by unauthorized UAVs . Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246